SCHEDULE 14A
                     SCHEDULE 14 INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant       [   ]

Filed by a Party other than the Registrant        [ X ]

Check the appropriate box:

[X ]  Preliminary Proxy Statement

[  ]  Definitive Proxy Statement

[  ]  Definitive Additional Materials

[  ]  Soliciting Material Pursuant to Section 240.14a-11(c) or
Section 240.14a-12

Name of Registrant as Specified in Its Charter:

US West, Inc.

Name of Person(s) Filing Proxy Statement:

United Food & Commercial Workers Union, Local 99R

Payment of Filing Fee (check the appropriate box)

[X ] $125 per Exchange Act Rules 0-11(c)(1)(ii), 14a-6(i)(1), or

     14a-6(j) (2).

[  ] $500 per each party to the controversy pursuant to Exchange
Act Rule 14a-6(i)(3).

[  ] Fee computed on table below per Exchange Act Rules 14a-
6(i)(4) and 0-11.

     1)  Title of each class of securities to which transaction applies:
  ____________________________________________________________

     2) Aggregate number of securities to which transaction applies:

 _____________________________________________________________


     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:  (1)

 _____________________________________________________________

     4) Proposed maximum aggregate value of transaction:

 _____________________________________________________________

(1) Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1) Amount previously paid:

        ____________________________

     2) Form, Schedule or Registration Statement No:

       ______________________________

     3) Filing Party: _________________________

     Date Filed: _______________________________

                   PRELIMINARY PROXY STATEMENT

INDEPENDENT SHAREHOLDER SOLICITATION

FOR SHAREHOLDER REVIEW OF GOLDEN PARACHUTES TO EXECUTIVES WHO
QUIT

     U.S. WEST, INC.
     Annual Stockholders Meeting
     June 7, 1996
     Coliseum
     Ames, IOWA

Date sent to shareholders:
March 27?, 1996

UFCW 99R
2501 W. Dunlap Ave.
Phoenix AZ  85021
(602) 572-2149

Dear Fellow U.S. West Shareholder:

     We urge you to vote FOR our shareholder proposal concerning the Board's current golden parachutes: these allow the top 5 executive officers to recover three years' severance pay for quitting their jobs if their working conditions change following a change in control.

     At the shareholders meeting we will make the following proposal:

     RESOLVED, that shareholders recommend the Board renegotiate its executive severance policy to eliminate payments to executives who quit after a change in control, unless and until such a policy is approved by shareholder vote.

In our view, executives should be paid for doing well by shareholders, or perhaps helped when they get fired, but should not be rewarded for quitting.

     The Company's current policy provides for three years' worth of severance pay and benefits if an executive quits within 3 years of a change in control in response to any of the following:

     * "Any diminution in the status or responsibilities of the Executive's position from that which existed immediately prior to the Change of Control . . .";
     * "The assignment to the Executive of any duties inconsistent with, or any substantial diminution in, such Executive's status or responsibilities . . . including imposition of travel responsibilities which differ materially from required business travel immediately prior to the Change of Control";
     *    "The taking of any action by
          the Company which would directly or indirectly materially reduce or deprive the Executive of any other perquisite employed by the Executive immediately prior to the Change of Control
          (including company-paid and/or reimbursed club memberships, financial counseling fees and the like";
     * "Except as required by law, the failure by the Company to continue to provide to the Executive benefits substantially equivalent, in aggregate, to those employed by the Executive under the qualified and non-qualified employee benefit and welfare plans of the Company, including, without limitation, any pension, life insurance, medical, dental, health and accident, disability, retirement or savings plans in which the Executive was eligible to participate immediately prior to the Change of Control";
     *    "the failure by the Company or its
          successor to treat the executive under the Company's vacation policy, past practice or special agreement in the same manner and to the same extent as was in effect immediately prior to the Change of Control";
     * "A reduction in the Executive's annual base salary as in effect immediately before the Change of Control";
     * "A change in the principal place of the Executive's employment ... more than thirty-five (35) miles...";
     * "The failure by the Company to continue in effect any executive compensation plan or stock option plan in which the Executive participates immediately prior to the Change of Control, unless an equivalent alternative compensation arrangement ... has been provided to the Executive, or the failure by the Company to continue the Executive's participation in any such incentive or stock option plan on substantially the same basis, both in terms of the amount of benefits provided and the level of the Executive's participation relative to other participants, as existed immediately prior to the time of the Change of Control".<F1>


<F1>
The complete text of this policy is on file with the SEC as
Exhibit 10ab to the US West 10K for year ended 12/94, incorporated herein by this reference. Copies are available from the SEC Reading Rooms, from commercial services such as Disclosure, Inc. (800-638-8241), or from us. We undertake to mail you a copy without charge by first class mail within one business day of your written or oral request directed to UFCW 99 Information Services, 2501 W. Dunlap Ave., Phoenix AZ 85201, tel.
(602) 997-8000.

In our view, paying officers who quit after a change in control cannot be squared with the reason offered by the Board for having these agreements in the first place:

     "The purpose of these agreements is to encourage the officers to continue to carry out their duties in the event of a possible change in control."

     1995 Proxy Statement at p. 12.

In our opinion, paying executives for quitting after a change in control encourages them to do exactly that -- given that changes in control often involve some "diminution in the status or responsibilities" of top executives (or another one of the changes listed in the policy).

     Management's lawyers contend the policy simply deals with "constructive terminations" or "involuntary quits." However, in our counsel's opinion, many of the job changes in the current policy are not sufficiently serious to meet the legal standards for an involuntary quit. Ask your own counsel: has an employee been forced to quit when his employer says it won't pay his club dues anymore?

     Management's lawyers also assert that such policies are standard in industry and expected by those seeking jobs as executive officers. However, practically speaking, how many people base a job decision upon how much they can get if they later quit? How good an excuse is it that other companies do something similar, when many have boards which (like U.S. West's) comprised primarily of senior executives of large companies? Some other companies' golden parachutes do not pay executives who quit, or have narrower grounds for doing so than at U.S. West.

    The current policy extends to all 5 of the top executive officers. We do not know whether it extends to more. We believe shareholders would prefer to have their company's employees encouraged to be flexible about changing job duties, rather than expect to be able to quit in response to such changes and receive several years' pay. In our opinion, the current policy sends the wrong message.

     Isn't US West's executive compensation sufficiently high to compensate executives for the risks involved in a change in control? Here is a summary of this compensation in 1994, taken from the Company's proxy statement:

Name/Title          Total Salary & Bonus     # of Stock Options
                                             Awarded

Richard McCormick, Chmn       $1,260,000     100,000
A Gary Ames, CEO Commun.      $740,000       55,000

Charles Lillis, EVP           $748,000       55,000
Richard Callahan, EVP         $665,000       35,000
Charles Russ, EVP/GC          $531,667       25,000

     Some shareholders feel that any form of golden parachute is improper because it burdens shareholders' exercise of their legal right to change control. Others do not mind paying severance to top managers who are fired due to a change in control. Our proposal is not addressed to severance pay for those who are fired. Rather, the only issue we address here is paying severance to executives who quit rather than continue to help the company and its shareholders through a transition period.

     Even if you think the current policy makes sense, all this proposal seeks is shareholder approval of such a policy prior to any such payments being made. Let's have shareholders decide.

     This proposal is framed as a recommendation in order to avoid any legal dispute. Shareholder approval would not bind the Board of Directors. We in no way suggest the Board could unilaterally rewrite the current executives' change-in-control agreements. However, we believe that as a practical matter, the Board and these executives would not ignore a recommendation approved by most shareholders.

VOTING PROCEDURE AND VOTING RIGHTS

     You can vote in person at the shareholders meeting or by
proxy.
---------------------------------------
[EITHER OPTION A OR B]:
[OPTION A:]

     If you wish to vote by proxy, please return the enclosed survey requesting our proxy card. This card has not yet been released because management has not yet announced the nominees for election as director nor any other proposals. We will send you a complete proxy statement and proxy card as soon as the information is available. Our card will not grant us any discretionary voting authority, but instead will allow you to direct how your shares are voted on all matters listed.

     THE COMPANY'S CARD MIGHT OMIT OUR PROPOSAL. We asked management to include it but to date it has declined to do so. If you would prefer to use management's card to vote on our proposal, you may wish to complain to Charles P. Russ III, General Counsel & Secretary, U.S. West, 7800 E. Orchard Blvd., Englewood, CO 80111.
Tel. (303) 793-6500, Fax (303) 784-5232.

     READ THE COMPANY'S CARD CAREFULLY BEFORE SENDING IT IN. IF IT GIVES MANAGEMENT DISCRETIONARY AUTHORITY TO VOTE ON "ALL OTHER MATTERS" WITHOUT PROVIDING BOXES WHICH ALLOW YOU TO DIRECT ITS VOTE ON THE PROPOSAL, BY SIGNING THAT CARD YOU MAY BE GIVING MANAGEMENT DISCRETION TO VOTE AGAINST THE PROPOSAL.

[OPTION B:]

     THIS PROPOSAL DOES NOT APPEAR ON THE COMPANY'S CARD. There are several ways of voting on this proposal:

(1) You can return the enclosed proxy card. If you have already voted on the company's card, you can still vote using the enclosed card (only the last-dated proxy counts).

(2) You can vote in person at the shareholders meeting. The meeting will take place on May 7, 1996, at the Coliseum in Ames
Iowa.

(3) We asked management to include the golden parachute proposal on its proxy card, but management declined. Instead, its card purports to gives management discretionary authority to vote AGAINST the proposal. It is possible management might send you a second card allowing you to direct how it will vote your shares on the proposal. If you would prefer to use management's card to vote on our proposal, you may wish to complain to Charles P. Russ III, General Counsel & Secretary, U.S. West, 7800 E. Orchard Blvd., Englewood CO 80111. Tel. (303) 793-6500, Fax (303) 784-5232.

     The enclosed proxy card grants no discretionary voting authority: if a matter not listed therein comes before the meeting (which we do not anticipate), we will not vote your shares on that matter. If you sign the enclosed card but do not direct us how to vote on the proposal we will vote FOR the proposal, and not vote on any other matter.

     You may revoke a proxy vote at any time by (1) executing a later proxy card; (2) appearing at the meeting to vote, or (3)
delivering the proxyholder or the Company's secretary written notice of revocation prior to the date of the meeting.] We
incorporate by reference the information in the Company's proxy statement as to voting procedures and outstanding securities.
---------------------------------
     Our staff will keep the content of all cards we receive confidential (except from the Company's transfer agent which counts the votes, and the Company has a policy of confidential voting by shareholders). Our staff will keep confidential any information on survey responses which identify you and will use this information solely to confirm the survey's validity and to communicate concerning shareholder voting issues. All holders of common stock as of ___________[record date] in U.S. West Communications Group and U.S. West Media Group are entitled to vote. A vote of a majority of shares represented at the meeting is required to pass the proposal.

SOLICITATION

     The costs of this solicitation are being borne by United
Food & Commercial Workers Local 99R, which owns 47 shares of common stock in U.S. West Communications Group. We expect to spend $2000 on this solicitation. We are a non-profit organization representing grocery employees in Arizona. We have no interest in bargaining for US West employees, nor are aware of any labor dispute at US West. We are organizing Albertson's employees and faced with management opposition through means we feel improper. U.S. West executive A. Gary Ames sits on Albertson's Board of Directors. We are pursuing shareholder proposals at other companies similarly connected to Albertson's. Regardless of the outcome of Albertson's labor relations or Ames continuing to sit on its board, at the U.S. West shareholders meeting we will present the proposal concerning golden parachutes and all proxies we gather.

PROPOSALS FOR FUTURE MEETINGS

     SEC Rule 14a-8 gives shareholders who have owned more than $1000 worth of the company's stock for more than one year the right to have the company's proxy statement include a shareholder proposal and supporting statement. The deadline for submitting such proposals for inclusion in the proxy statement for the 1997 annual meeting will be
[OPTION A:
     in the Company's forthcoming proxy statement]
[OPTION B
     November __, 1996.]
Feel free to contact us if you would like more information about shareholder proposals.

SECURITY OWNERSHIP OF DIRECTORS AND OFFICERS / ELECTION OF
DIRECTORS / OTHER MATTERS FOR SHAREHOLDER VOTE
[OPTION A:

     Information on these subjects will be contained in management's forthcoming proxy statement.]
[OPTION B:

     We incorporate herein by reference the information on these matters contained in the Company's proxy statement.]
We make no recommendation as to the directors election or other voting matters.

PLEASE VOTE FOR SHAREHOLDER REVIEW OF THE GOLDEN PARACHUTE POLICY
PRIOR TO PAYING SEVERANCE TO EXECUTIVE OFFICERS WHO QUIT.

                                        Sincerely,


                                        William McDonough
                                        President UFCW 99R


PLEASE RETURN THE ENCLOSED SURVEY AND PROXY CARD TO
                    UFCW 99R
                    2501 W. Dunlap Avenue
                    Phoenix AZ
                    (602) 572-2149

[GOES WITH OPTION B:]

PROXY
SOLICITED BY UFCW 99R for
ANNUAL SHAREHOLDERS MEETING of
U.S. WEST, INC.
June 7, 1996

     The undersigned shareholder hereby appoints William
McDonough proxy (with full power of substitution) to vote the stock held by the undersigned at the annual meeting of U.S. West, and at any adjournments thereof, in accordance with the instructions below. The undersigned grants no discretionary voting authority.

We recommend a vote FOR proposal 1.

(1) PROPOSAL RECOMMENDING SHAREHOLDER REVIEW OF GOLDEN PARACHUTES
FOR EXECUTIVES WHO RESIGN

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

(2) ELECTION OF DIRECTORS:

     Nominees: Pierson Grieve, Allen Jacobson, Richard McCormick,
Marilyn Carlson Nelson
     FOR all nominees [  ]
     WITHHOLD from all nominees [  ]
     FOR all except [list]:_________________________________

(3) REAPPOINTMENT OF AUDITORS

     FOR [   ]   AGAINST [   ]     ABSTAIN [   ]

PLEASE DATE, SIGN AND PROMPTLY MAIL IN THE SELF-ADDRESSED
ENVELOPE.  PERSONS SIGNING IN REPRESENTATIVE CAPACITY SHOULD
INDICATE AS SUCH. IF SHARES ARE HELD JOINTLY, BOTH OWNERS SHOULD
SIGN.

SIGNATURE ________________________________   DATE ___________

ADDRESS _____________________________________________________
___________________      ___________    __________________
ACCOUNT NO./SSN          # OF SHARES    TEL. NO./FAX NO.

IF YOU ARE NOT THE RECORD OWNER OF THIS STOCK, PLEASE LIST THE
NAME AND ADDRESS OF THE RECORD OWNER:
__________________________________

UFCW SURVEY OF U.S. WEST SHAREHOLDERS

[GOES WITH OPTION A:
[  ] I WOULD LIKE TO RECEIVE YOUR PROXY CARD INCLUDING THE
PROPOSAL CONCERNING GOLDEN PARACHUTES.]

     THE FOLLOWING IS A VOLUNTARY SURVEY, NOT A PROXY: PLEASE
RETURN EVEN IF YOU DO NOT FILL OUT A PROXY


1. Do you support having shareholder review of the Company's policy promising golden parachutes to executives who quit in response to specified job changes after a change in control?

          Yes  _____     No   ____  Undecided  ________

To vote on the shareholder proposal addressing this, you need to fill out a proxy card or vote in person.

2. Do you believe the company should have a golden parachute policy for executives terminated after shareholders change control?

          Yes  _____     No   ____  Undecided  ________

3. Do you support the idea of having an annual election of all directors (instead of the current classified board)?

          Yes  _____     No   ____  Undecided  ________

4. Do you believe compensation of the Company's top executives should be based more on stock performance than salary?

          Yes  ____      No  _____  Undecided _______

5. What is your favorite thing about the Company?

     ________________________________

6. What is the worst thing about the Company?
    __________________________________

7. List anything you would like management to change:
     _________________________________

THE FOLLOWING INFORMATION WILL BE KEPT CONFIDENTIAL:

Name __________________________________Title, if any __________

Address _______________________________________________________

Phone/Fax ________ # Shares owned  ________

Return to: UFCW 99R, 2501 W. Dunlap Ave., Phoenix AZ 85201